580 N Berry St Brea CA 92821

May 28, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549

 Attn: Mr. Nicholas Lamparski

Re:         Reborn Coffee, Inc.
Offering Statement on Form 1-A
Filed May 5, 2021
File No. 024-11518

Dear Mr. Lamparski:

In follow up to our telephone conversation, Reborn Coffee, Inc (the “Company”) requests qualification of its above-referenced offering statement. The Company requests that the qualification be effective June 1, 2021 at 5PM, In so doing, the Company acknowledges the following:

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Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing.

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The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jay Kim
Jay Kim
Chief Executive Officer
Reborn Coffee, Inc.